Exhibit 4.79

Summary of the Rural Partnership Agreement, entered into on July 30, 2021, in connection with Fazenda Arrojadinho.

Parties: Agrifirma Bahia Agropecuária Ltda., as the owner of the land; Brasilagro Companhia Brasileira de Propriedades Agrícolas, as the operating company; and Régis Luiz Astolfi as the individual interested in entering a rural partnership with the abovementioned companies.

Purpose:  Granting of the possession, until August 1, 2021, of a total area equivalent to 511 arable hectares of Fazenda Arrojadinho on behalf of Mr. Régis Luiz Astolfi for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvest arising from the aforementioned partnership. Each of Brasilagro Companhia Brasileira de Propriedades Agrícolas and Régis Luiz Astolfi shall be entitled to 50% of the earnings/losses therefrom.